

March 7, 2013

Via E-mail
Mr. Mark P. Sullivan
Chief Financial Officer
Aspen Technology, Inc.
200 Wheeler Road
Burlington, Massachusetts   01803

      Re: **Aspen Technology, Inc.**
               Form 10-K for the Fiscal Year Ended June 30, 2012
               Filed August 21, 2012
               File No. 001-34630

Dear Mr. Sullivan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2012

Item 1. Business, page 4

1.   In Exhibit 99.1 to your current report on Form 8-K furnished January 29, 2013, you state that your third quarter is your "seasonally strongest cash flow quarter." In future filings, please discuss the apparent seasonality of your business. See Item 101(c)(1)(v) of Regulation S-K.

Item 1A. Risk Factors, page 15

2.   You determined that neither your disclosure controls and procedures, nor your internal control over financial reporting, were effective. Please tell us how you considered including a risk factor explaining why you reached these conclusions and discussing the

associated risks. In that regard, page 53 appears to include a cross-reference to a risk factor that does not exist. See Item 503(c) of Regulation S-K.

Item 3. Legal Proceedings

ATME Arbitration and Litigation, page 21

3.   In future filings, please disclose the name of the Kuwaiti court in which the lawsuit filed on March 11, 2010 is pending, and provide more detail regarding the relief sought. See Item 103 of Regulation S-K. In addition, your disclosure does not appear to reflect any developments since 2010. Please advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 33

4.   Your earnings releases consistently discuss "annual spend," but you do not appear to address this metric in your Form 10-K or Forms 10-Q. It appears that annual spend could be a key performance indicator that your management uses to manage your business and that would be material to investors. Please explain to us how you considered discussing annual spend in your periodic reports. See Item 303(a)(3)(ii) of Regulation S-K and for guidance, refer to Section III.B of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 44

5.   We note from your disclosures on page F-27 that you do not provide for deferred taxes on unremitted earnings of foreign subsidiaries as such amounts are considered permanently reinvested. Please tell us the amount of cash and cash equivalents that are currently held outside of the United States. Also, tell us your consideration to disclose such amounts and the amounts, if any, that are subject to restriction from and/or additional taxes upon repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

(f) Revenue Recognition, page F-8

6.   Your discussion on page F-12 regarding your accounting for professional services in bundled arrangements appears to be limited to non-aspenONE subscription arrangements. Please clarify whether these arrangements include the point product licenses with enhanced SMS offerings. If so, explain further how you account for each of the elements in these bundled arrangements including how you establish VSOE for the undelivered elements (i.e. the subscription and the professional services). Similarly, tell us how you account for professional services bundled with your aspenONE subscription arrangements. We refer you to ASC 985-605-25-9 through 11.

Item 11. Executive Compensation, page 56 (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed October 25, 2012)

Compensation Discussion and Analysis

Reasons for Providing and Manner of Structuring Key Compensation Elements

Equity Compensation, page 22

7.   In future filings, please include a more detailed discussion and analysis linking the specific items your compensation committee considered to the specific number of stock options and RSUs granted to each named executive officer. See Item 402(b) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Evan Jacobson, Staff Attorney, at (202) 551-3428. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via Email
        Frederick Hammond
        Aspen Technology, Inc.